July 27, 2006

Note to readers: Vivendi provided preliminary, unaudited revenue information for the first half of 2006 on an IFRS basis in accordance with European regulatory requirements.
Vivendi Reports First Half 2006 Revenues Up 5.8%
on a Comparable Basis
First Half of 2006 Revenues
Vivendi’s as published revenues for the first half of 2006 amounted to €9,610 million compared to €9,131 million for the first half of 2005, an increase of 5.2%.
On a comparable basis1, first half of 2006 revenues amounted to €9,572 million compared to €9,046 million for the first half of 2005, an increase of 5.8% (+4.6% at constant currency).
Second Quarter of 2006 Revenues
Vivendi’s as published revenues for the second quarter of 2006 amounted to €4,844 million compared to €4,622 million for the second quarter of 2005, an increase of 4.8%.
On a comparable basis, second quarter of 2006 revenues amounted to €4,824 million compared to €4,585 million for the second quarter of 2005, an increase of 5.2% (+4.6% at constant currency).

[1]Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly NC Numéricâble in 2005 and PSG in 2006 at Canal+ Group and Annuaire Express, SFR phone directory activities in 2005) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as of January 1, 2005. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2005.

Universal Music Group
First Half:
Universal Music Group’s (UMG’s) revenues of €2,202 million were 5.3% higher than last year with strong digital sales growth, increased license income in the U.S. and U.K. and favorable currency movements offsetting lower manufacturing and distribution revenues following the sale of UMG’s facilities in Europe and in the U.S.. Digital sales of €222 million more than doubled last year’s sales and represented 10.1% of total revenues.
At constant currency, revenues grew by 1.7% versus a very strong first half of 2005 due to an exceptional release schedule that included major releases from 50 Cent, Mariah Carey, The Game and Black Eyed Peas. Best sellers in the first half of 2006 included Andrea Bocelli, Jack Johnson, Ne-Yo and the NOW 21 compilation in the U.S.
In the U.S., UMG’s market share of 31.7% was down slightly versus last year’s market share of 32%; however, UMG ended the quarter strongly with back to back number 1 albums from A.F.I., Busta Rhymes, Nelly Furtado and India Arie.
Second Quarter:
UMG’s revenues of €1,077 million rose 2.2% (up 0.7% at constant currency) compared to last year reflecting strong growth in the digital sector and higher license income in the U.S. and the U.K. as well as favorable currency movements. Digital sales of €111 million were up 91% versus last year, representing 10.3% of total revenues, with strong growth across all regions and in both the online and mobile sectors.

Best sellers this quarter included new releases from Rihanna, Keane and Nelly Furtado.
Vivendi Games
First Half:
Vivendi Games’ revenues of €296 million were 24.4% higher than the prior year (up 18.7% on a constant currency basis). This increase was primarily driven by the continued worldwide success of Blizzard’s World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online role-playing game (MMORPG).
Other solid performers in the first half of 2006 included the release of Ice Age 2, the game based on Fox movie, and continuing strong sales from backlist products including 50 Cent: Bulletproof and Crash Tag Team Racing.
Second Quarter:
Vivendi Games’ revenues of €162 million were 29.6% higher than the prior year (up 27% on a constant currency basis). This increase was driven by the success of Blizzard’s World of Warcraft, and also by Ice Age 2, 50 Cent: Bulletproof and Crash Tag Team Racing.
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Canal+ Group
First Half:
Canal+ Group reported revenues of €1,833 million, up from 1,697 million for the first half of 2005. On a comparable basis2, Canal+ Group’s revenues increased 10.7% compared to the first half of 2005.
Revenues from pay-TV operations in France were up 11%, with all activities achieving revenue growth over the period. This increase was largely driven by Canal+ and CanalSat portfolio growth. The Group’s portfolio was over 8.2 million subscriptions, up more than 280,000 compared to June 2005. Compared to the first half of 2005, Canal+ revenues were up 8% thanks to portfolio growth and continuous growth of advertising revenues due to the channel’s positive image as well as good audience ratings. At the end of June 2006, Canal+ Le Bouquet represented 56% of the channel’s total portfolio versus 49% at the end of June 2005. CanalSat revenues increased mainly due to portfolio growth.
Revenues from pay-TV operations in Poland were up mainly due to the subscriber portfolio growth.
Revenues for Canal+ group’s movie business were up 6% benefiting mainly from successful theatrical releases in France, such as Fauteuils d’orchestre directed by Danielle Thompson and Jean-Philippe directed by Laurent Tuel.
Second Quarter:
Canal+ Group reported revenues of €934 million, up from €816 million in the second quarter of 2005. On a comparable basis2, Canal+ Group’s revenues were up 14.3% compared to same period previous year.
Revenues of French pay-television grew 10% compared to the second quarter of 2005 with all of its activities increasing in revenues.
Other business revenues also increased strongly compared to second quarter 2005. Higher revenues from the movie business were due to a favorable timing compared to the second quarter of 2005.
SFR
First Half:
SFR revenues grew by 1.5% versus the same period in 2005 (1.7% on a comparable basis3) to €4,301 million.
Favorable effects of the increase in customer base along with the growth in “voice” and “data” usage were partly offset by the strong cut in regulated tariffs as of January 1, 2006 (a 24% cut of mobile voice termination rates and a 19.4% cut for SMS termination) as well as by the cut in the price charged to customers for the new offers launched in April 2005. SFR ARPU4 decreased by 3.7% to €471 at the end

2Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (mainly NC Numéricâble in 2005 and PSG in 2006), as if these transactions had occurred as of January 1, 2005.
3Comparable basis mainly illustrates the full consolidation of minority stakes in distribution subsidiaries and excludes revenues from phone directory activities (Annuaire Express) as of January 1, 2005.
4ARPU (Average Revenue Per User) is calculated on a twelve-month rolling period by dividing revenues net of promotions and net of third-party content provider revenues, excluding roaming in and equipment sales, by average Arcep total customer base for the last twelve months. ARPU is
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of June 2006 (versus €489 at the end of June 2005). Excluding the impacts of the regulated tariffs’ cut, SFR revenues would have been up by 6.1%.
SFR proved ongoing commercial dynamism during the first half, with 216,000 new customers, taking its registered customer base to 17.415 million5, a 7.4% increase versus last year. The contract customer base grew by 10.7% year-on-year to 11.160 million, leading to an improved customer mix of 1.9 percentage point in one year.
Average voice usage of SFR customers (AUPU)6 continued its strong growth by 14.5% to 319 minutes per month.
3G customers reached 1.574 million as of June 2006 compared to 1.003 million at the end of December 2005. SFR was the first operator to launch HSDPA in France in May 2006 to provide higher debit rates to its customers.
Net data revenues improved significantly to represent 13.1% of network revenues for the first half of 2006, compared to 11.4% in 2005, partly due to a 18.7% increase in text messaging (SMS) sent by SFR customers (3.1 billion), to the 2 time multiplication of MMS sent (83 million) and to the strong increase of other services. The latter now represent 32% of total data revenues compared to 28% in 2005. During the soccer World Cup in June 2006, SFR had more than 120,000 SFR customers registered to the service “Alertes Buts” (Goal Alert) and more than 1 million soccer videos downloaded. At the end of June 2006, the data ARPU reached €62, an 11% growth compared to 2005.
This performance highlights the success of SFR offers, which aim to substitute fixed voice usage for mobile voice usage and to develop new usages for the mobile phone, especially around music, video, TV and games services.
Second Quarter:
SFR revenues declined by 0.4% (up 0.6% on a comparable basis3) compared to the second quarter of 2005 to €2,166 million.
On a comparable basis, favorable effects of the increase in customer base and the growth in “voice” and “data” usage were partially offset by the strong cut of regulated tariffs as from January 1, 2006, by the cut in the price charged to customers for the new offers launched in April 2005 as well as by unfavorable calendar effects of approximately 1 percentage point on second quarter revenues growth versus the second quarter of 2005. SFR ARPU4 decreased by 3.7% to €471 in June 2006 (versus €489 in June 2005).
Excluding the impacts of the regulated tariffs’ cut, SFR revenues would have been up by 4.9% compared to the second quarter of 2005.

calculated on a comparable basis, excluding revenues from phone directory activities (Annuaire Express).
5SFR excluding wholesale customers total base (wholesale customer base reached 268,000 at the end of June 2006)
6AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average Arcep total customer base for the last twelve months
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Maroc Telecom
First Half:
For the first half of 2006, Maroc Telecom revenues of €993 million increased by 13.2% compared to the same period last year (+11.5% at constant currency).
Mobile revenues grew by 18% to €634 million compared to the same period last year (+16.2% at constant currency). This progression was mainly explained by the growth of the customer base7 8 with 8.924 million of customers, +24.2% compared to the same period last year, with a net increase of 687,000 customers over the period.
Maroc Telecom launched several innovating offers during the period and reinforced its market leader position: 30 Dh Jawal access (SIM Card + phone number + 10 Dh communication credit), “Twin Jawal” reload plan (10+20 Dh), unlimited calls introduced in postpaid controlled plans.
The monthly ARPU7 9 was €10.5 (-7.1% compared to the same period last year) due to the strong increase of the customer base.
The churn rate reaches 16.6% (+6.5 points compared to the same period last year) with the sharp increase of the customer base and the decrease of the access fees.
Fixed and internet revenues grew by 7.7% to €560 million compared to the same period last year (+6.1% at constant currency).
This good performance was achieved thanks to the pricing modifications operated during the last quarter of 2005, the growth of the incoming international traffic (+12.7%) and to the continuing success of the broadband activity. The fixed customer base7 decreased to nearly 1.310 million of lines (-2.9% compared to the same period last year).
Maroc Telecom stimulated the broadband market over this period with promotions, sharp decrease in price on May 1st from 17% to 33% according to the rates, and migration to the upper rate with no pricing increase for the existing customers.
On May 31, Maroc Telecom launched TV on ADSL, a very first in Morocco, Africa and in the Arabic countries.
The ADSL customer base7 experienced a strong growth and reached 325,000 lines (+83,000 lines over the period, +140.7% compared to the same period last year).
Second Quarter:
Maroc Telecom consolidated revenues of €510 million increased by 12.3% compared to the same period last year (+11.3% at constant currency).
Mobile revenues grew 18.1% to €334 million compared to the same period last year (+17.1% at constant currency) due to the strong increase of the customer base.
Fixed and internet revenues grew 5.4% to €278 million compared to the same period last year (+4.6% at constant currency) thanks in particular to the success of the ADSL offers.

7Without Mauritel.
8The customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, is calculated as the sum of prepaid customers giving or receiving a voice call during the last 3 months and the number of not resiliated postpaid customers.
9ARPU (Average Revenue Per User) is defined as revenues (from incoming and outgoing calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period
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Important disclaimer:
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov, the French Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS:

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961
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APPENDIX
VIVENDI
REVENUES BY BUSINESS SEGMENT
(IFRS, unaudited)
COMPARABLE BASIS
Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly NC Numéricâble in 2005 and PSG in 2006 at Canal+ Group and Annuaire Express, SFR phone directory activities in 2005) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as of January 1, 2005. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2005.

2nd quarter ended June 30,
			% Change at
2006	2005	% Change	constant rate

1,077	1,054	2.2%	0.7%
162	125	29.6%	27.0%
914	800	14.3%	13.8%
2,166	2,154	0.6%	0.6%
510	454	12.3%	11.3%

(5)	(2)	-150.0%	-150.0%

4,824	4,585	5.2%	4.6%

(In millions of euros)
Revenues
Universal Music Group
Vivendi Games
Canal+ Group
SFR
Maroc Telecom
Non core operations and elimination of
intercompany transactions
Total Vivendi

1st half ended June 30,
			% Change at
2006	2005	% Change	constant rate

2,202	2,092	5.3%	1.7%
296	238	24.4%	18.7%
1,795	1,622	10.7%	10.3%
4,301	4,229	1.7%	1.7%
993	877	13.2%	11.5%

(15)	(12)	-25.0%	-25.0%

9,572	9,046	5.8%	4.6%

AS PUBLISHED (a)

2nd quarterended June 30,
2006	2005	% Change

1,077	1,054	2.2%
162	125	29.6%
934	816	14.5%
2,166	2,175	-0.4%
510	454	12.3%

(5)	(2)	-150.0%

4,844	4,622	4.8%

(In millions of euros)
Revenues
Universal Music Group
Vivendi Games
Canal+ Group
SFR
Maroc Telecom
Non core operations and elimination of
intercompany transactions
Total Vivendi

1st half ended June 30,
2006	2005	% Change

2,202	2,092	5.3%
296	238	24.4%
1,833	1,697	8.0%
4,301	4,239	1.5%
993	877	13.2%

(15)	(12)	-25.0%

9,610	9,131	5.2%

na* : not applicable.
(a) As they will be published in BALO.

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